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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

      MITSUI COMPLETES ACQUISITION OF SALTEND POWER PLANT FROM CALPINE CORP



                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 28, 2005



Commission File Number 09929


                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 28, 2005

                                    MITSUI & CO., LTD.


                                    By: /s/ Kazuya Imai
                                        ----------------------------------------
                                        Name:  Kazuya Imai
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer


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                                                                   July 28, 2005
                                                              Mitsui & Co., Ltd.

For immediate release
To whom it may concern

     MITSUI COMPLETES ACQUISITION OF SALTEND POWER PLANT FROM CALPINE CORP

On July 28, 2005, Mitsui & Co., Ltd. ("Mitsui") has completed the acquisition of Saltend power plant, a highly efficient 1,200 MW large-sized gas fired combined cycle power station in UK, from Calpine Corporation(USA) in partnership with International Power plc (a large U.K. electric utility company), for which the purchase agreement was signed on May 28, 2005 between the parties. The final total acquisition price was approximately (Pound)498Mil (Yen98 billion). Mitsui's ownership share in the partnership is 30% and Mitsui invests approximately (Pound)66Mil(Yen13billion). Out of the acquisition price, approximately (Pound)283 million was procured under a project finance non-recourse loan arranged by a group of commercial banks. Mitsui's share of generation capacity including Saltend Power Plant has risen to 3,200 MW, making Mitsui one of the leading IPPs (independent power producers) in Asia.


                                For further information, Please contact
                                Mitsui & Co., Ltd.
                                    Corporate Communications Division
                                       Tel: +81-3-3285-7596
                                    Investor Relations Division
                                       Tel: +81-3-3285-7910